Exhibit 99.1

Caledonia Mining Corporation Plc
Revised 2016 Earnings Guidance
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
2 November, 2016: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) wishes to provide an update on its operating and financial performance for the current financial year ended 31 December 2016.
Production at the Blanket mine continues as expected and at the current gold price the Company expects to meet market expectations for revenue. The average grade achieved in October was below management expectations, but this appears to be a temporary deterioration and production guidance of 50,000 ounces of gold for 2016 is expected to be achieved.  Operating costs at Blanket mine are also close to expectations and accordingly, the underlying performance of the company remains in line with market expectations.
The Company has been affected by several factors which will have an adverse effect on the reported profitability in the current financial year which now seems likely to be below market expectations. In particular:
•	The strengthening of the South African Rand against the US dollar has increased the US dollar cost of rand-denominated expenses;
•	The increase in the Company’s share price from $0.59 at the start of 2016 to $1.77 at the end of the third quarter has resulted in an increase in the share based expenses; and
•	The Company has incurred non-recurring costs in the evaluation of a number of investment opportunities.
Accordingly, whilst Caledonia’s underlying performance is expected to be in-line with expectations and the Company’s operations remain robustly cash generative, reported earnings per share for the year to 31 December 2016 are anticipated to be lower than expectations, although still significantly higher than reported earnings for 2015.
The investment programme at Blanket Mine continues to be implemented as planned and is funded from internal resources.  Blanket remains on track to increase production from 42,800 ounces of gold in 2015 to approximately 80,000 ounces of gold in 2021.
Caledonia expects to release its results for the Quarter to September 30, 2016 on Monday 14 November 2016.
Steve Curtis, Caledonia's Chief Executive Officer said:
“Barring unforeseen circumstances for the remainder of 2016, the Blanket mine continues to deliver good results and the investment plan to increase production to 80,000 ounces of gold in 2021 is still on schedule, having met all its key milestones for the year.”

Caledonia Mining Corporation Plc Mark Learmonth – CFO Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason – Investor Relations Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com
3996682.1 C5501.J41218

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

3996682.1 C5501.J41218